UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

098003106

(CUSIP Number)

Rima R. Moawad

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, New York 10112

212.659.4996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 098003106

1.	Names of Reporting Persons Michel Daher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Lebanon
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 307,086[1]
	8.	Shared Voting Power 460,630[2]
	9.	Sole Dispositive Power 307,086[1]
	10.	Shared Dispositive Power 460,630[2]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 767,716[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 75.9%
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 164,230 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 142,856 shares of Common Stock issuable upon exercise of Warrants.
[2]	Includes 246,345 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 214,285 shares of Common Stock issuable upon exercise of Warrants.
[3]	Includes 410,575 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 357,141 shares of Common Stock issuable upon exercise of Warrants.

CUSIP 098003106

1.	Names of Reporting Persons Abdallah Daher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Lebanon
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 460,630[1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 460,630[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,630[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.4%
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 246,345 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 214,285 shares of Common Stock issuable upon exercise of Warrants.

CUSIP 098003106

1.	Names of Reporting Persons Daher Bonds Investment Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 460,630[1]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 460,630[1]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,630[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.4%
14.	Type of Reporting Person (See Instructions) OO

[1]	Includes 246,345 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 214,285 shares of Common Stock issuable upon exercise of Warrants.

CUSIP 098003106

1.	Names of Reporting Persons Mida Holdings
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 307,086[1]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 307,086[1]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 307,086[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.8%
14.	Type of Reporting Person (See Instructions) OO

[1]	Includes 164,230 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 142,856 shares of Common Stock issuable upon exercise of Warrants.

CUSIP 098003106

This Amendment No. 5 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2011, as amended by Amendment No. 1 filed on June 15, 2012, Amendment No. 2 filed on March 15, 2013, Amendment No. 3 filed on January 14, 2014 and Amendment No. 4 filed on January 28, 2014 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented and amended by the following additional information:

On February 26, 2014, following a request by the Issuer to certain of the holders of its Series E-2 Preferred Stock to provide certain financing to the Issuer, Bonds.com Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Subsidiary”), issued to Mida Holdings and Daher Bonds Investment Company, two of the Reporting Persons, and Mida Holdings and Daher Bonds Investment Company each purchased a Secured Promissory Note (each, a “Note” and collectively, the “Notes”) in the original principal amount of $361,700 and $542,550, respectively. In addition, certain of the other holders of the Issuer’s Series E-2 Preferred Stock were issued and purchased Notes in the following original principal amounts: (i) GFINet Inc. in the principal amount of $271,275; (ii) Oak Investment Partners XII, Limited Partnership in the principal amount of $271,275; and (iii) Trimarc Capital Fund, L.P., in the principal amount of $53,200.

The Notes accrue interest at a rate of 10% per annum and are due and payable on the earlier of (such date, the “Maturity Date”) (a) the date that is the three month anniversary of the date of the Notes, and (b) (i) a consolidation, merger, reorganization or other form of acquisition of or by the Issuer or Subsidiary in which the Issuer’s or Subsidiary’s stockholders immediately prior to the transaction retain less than 50% of the voting power of, or economic interest in, the surviving or resulting entity (or its parent) immediately after the transaction, (b) a sale of more than a majority of Issuer’s or Subsidiary’s assets, or (c) the acquisition by any person or group of persons of more than 50% of the Issuer’s or Subsidiary’s outstanding voting securities.

In connection with the entry into the Notes, on February 26, 2014, the Subsidiary entered into that certain Pledge Agreement (the “Pledge Agreement”), by and among BCA LLC (“Secured Party”), as collateral agent and secured party for the benefit of the holders of the Notes, the Subsidiary, as pledgor, and Mida Holdings, Daher Bonds Investment Company, GFINet Inc., Oak Investment Partners XII, Limited Partnership, Trimarc Capital Fund, L.P., each as holders of the Notes. Pursuant to the Pledge Agreement, among other things, the Subsidiary granted to Secured Party a first priority security interest and lien upon all of the Subsidiary’s right, title and interest in, whether now existing or hereafter acquired, the Subsidiary’s shares in Bonds.com, Inc., a Delaware corporation and indirect wholly-owned subsidiary of the Issuer, and the proceeds of such shares (the “Collateral”), in order to secure the Subsidiary’s obligations contained in all of the Notes.

The foregoing description is qualified in its entirety by reference to the full text of the Notes and the Pledge Agreement, attached as Exhibits 99.1 through 99.3 of Item 7 to this Statement and incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page herein.

(b) Number of shares as to which the Reporting Person has:

(i) sole power to vote or to direct the vote: See Item 7 on the cover page hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover page hereto.

CUSIP 098003106

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page hereto.

(iv) shared power to dispose or to direct the disposition: See Item 10 on the cover page hereto.

All percentages set forth in this statement are based on 243,438 shares of Common Stock, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2013.

(c) Transactions by the Reporting Person in shares of Common Stock of the Issuer in the last sixty days consist of the following transactions: None.

Item 7.	Material to be Filed as Exhibits

99.1	Secured Promissory Note dated February 26, 2014, by and between Bonds.com Holdings, Inc. and Mida Holdings.

99.2	Secured Promissory Note dated February 26, 2014, by and between Bonds.com Holdings, Inc. and Daher Bonds Investment Company.

99.3	Pledge Agreement dated February 26, 2014, by and among BCA, LLC, Bonds.com Holdings, Inc., Mida Holdings, Daher Bonds Investment Company, GFINet Inc., Oak Investment Partners XII, Limited Partnership and Trimarc Capital Fund, L.P.

CUSIP 098003106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2014

/s/ Michel Daher
Michel Daher

/s/ Abdallah Daher
Abdallah Daher

Daher Bonds Investment Company

By:	/s/ Michel Daher
Michel Daher, Manager

Mida Holdings

By:	/s/ Michel Daher
Michel Daher, Manager

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).